Filed by Equinix, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
Subject Company: Equinix, Inc.
Commission File No.: 000-31293

The following is a letter distributed by Equinix, Inc. to its customers on October 2, 2002:

Dear Equinix Customer,

I’d like to take a moment to update you on a significant development at Equinix.

I’m pleased to inform you that today, Equinix announced an agreement to merge the assets of i-STT, the Internet infrastructure service subsidiary of Singapore Technologies Telemedia Pte Ltd (ST Telemedia), and Pihana Pacific, a leading provider of neutral Internet exchange data center services and managed e-infrastructure services in Asia-Pacific, into Equinix’s core Internet exchange services business. As a result of merging these businesses into Equinix, we will become the largest global network neutral Internet exchange services company, with great benefits to our customers.

Equinix will leverage the established infrastructure of all three companies. Once the merger is completed, you will have immediate access to comprehensive network exchange and e-business infrastructure services internationally, including access to more than 100 network service providers within network-neutral facilities in six countries. The synergy resulting from these mergers will enable us to focus on delivering the core Internet exchange and infrastructure services that customers expect from us—services which dramatically improve the performance and reliability of all network and Internet operations

As part of the merger announcement, we have also announced plans to substantially reduce our financial obligations, including the retirement of more than $130 million of debt. In addition, we announced that Singapore Technologies Telemedia Pte Ltd has made a $30 million investment in Equinix. This investment, coupled with the merger, result in a financially strengthened business with a healthy amount of cash on the balance sheet for future business growth and a larger revenue base.

The integration of i-STT and Pihana into Equinix highlights our commitment to be the leading provider of network-neutral Internet exchange services in Asia Pacific and the United States. The new Equinix’s geographic reach will extend to six countries, and 14 Internet exchange centers encompassing over a million square feet of network-neutral, Internet exchange space.

We are targeting to complete the transaction by the end of 2002. Meanwhile Equinix will continue to operate business as usual. Once the merger is completed, we will provide additional details on the integration, services, and support as we progress. We are planning carefully to make this integration as easy and convenient as possible for our customers.

We will be regularly updating our website to keep you informed about the merger progress. Please visit us at www.equinix.com/merger for more information or contact your sales representative with any questions.

Thank you for your business. We look forward to better serving your Internet exchange and IT infrastructure needs and to continue delivering the superior services and support that you expect and deserve with the combined resources of the new Equinix.

Sincerely,

Peter Van Camp Chairman and CEO Equinix, Inc.

FORWARD LOOKING STATEMENTS

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Equinix’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, failure of the proposed combination to close, costs related to the proposed combination, the risk that the businesses of Equinix, Pihana Pacific and i-STT will not be integrated successfully or that Equinix will incur unanticipated costs of integration, the challenges of operating IBX centers and developing, deploying and delivering Equinix services; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness and the loss or decline in business from our key customers. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Equinix’s Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Equinix does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of Equinix are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement and the registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when it is available) and other documents filed by Equinix with the SEC at the SEC’s Web site at http://www.sec.gov. The proxy statement and the registration statement and these other documents may also be obtained for free from Equinix.

In addition to the proxy statement and the registration statement, Equinix files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Equinix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Equinix’s filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

Equinix, Pihana Pacific, i-STT Pte Ltd and STT Communications Ltd, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from Equinix’s shareholders and the solicitation of tenders from holders of Equinix’s 13% Senior Notes in connection with the proposed transaction. A description of any interests that Equinix’s, Pihana Pacific’s, i-STT Pte Ltd’s and STT Communications Ltd’s directors and executive officers have in the proposed transaction will be contained in the proxy statement and the registration statement. This document will be available free of charge at the SEC’s Web site at http://www.sec.gov and from Equinix.